March 1, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited
Form 20-F for the Fiscal Year Ended December 31, 2015
Response dated December 2, 2016
File No. 001-15028

Dear Mr. Pacho:

China Unicom (Hong Kong) Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance (the “Division”), dated February 21, 2017 (the “Comment Letter”), relating to the Company’s response, dated December 2, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. On behalf of the Company, we wish to thank you and other members of the SEC staff for taking the time to review the Response, and for providing us with your helpful comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within ten business days from the date of the Comment Letter or inform the SEC staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. Considering the breadth of the comments and the estimated time needed to gather information and thoroughly discuss and prepare the responses, both internally and with other relevant parties, in order to properly respond to the Comment Letter, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within ten business days from February 21, 2017. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by March 31, 2017, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Carlos Pacho	-2-

Thank you again for your time. Please feel free to contact Mr. Yung Shun Loy Jacky at 852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Carlos Pacho

Robert Littlepage

Dean Suehiro

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

Yung Shun Loy Jacky

(China Unicom (Hong Kong) Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan

(KPMG)